Filed by R.J. Reynolds Tobacco Holdings, Inc. and Reynolds American Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: R.J. Reynolds Tobacco Holdings, Inc.
Commission File No. 001-6388
Subject Company: Reynolds American Inc.
Commission File No. 333-111972

P.O. Box 2866
Winston-Salem, NC 27102-2866

Contact:	Seth Moskowitz (336) 741-7698	RJRTH 2004-09

RJR Grants FTC Additional Extension to Evaluate Proposed Merger

WINSTON-SALEM, N.C. – June 8, 2004 – R.J. Reynolds Tobacco Holdings, Inc. (NYSE: RJR) and Brown & Williamson Tobacco Corp. (B&W) have granted the Federal Trade Commission (FTC) an additional extension of the waiting period required by the Hart-Scott-Rodino Act before the companies can complete their proposed merger. The FTC had previously requested a deadline of June 11. The FTC subsequently asked that the deadline be extended to 5 p.m. on June 24, and the companies have agreed that they will not complete the combination transaction prior to that time.

R.J. Reynolds Tobacco Holdings, Inc. is the parent company of R.J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. R.J. Reynolds Tobacco Company is the second-largest tobacco company in the United States, manufacturing about one of every four cigarettes sold in the United States. Reynolds Tobacco’s product line includes four of the nation’s 10 best-selling cigarette brands: Camel, Winston, Salem and Doral. Santa Fe Natural Tobacco Company, Inc. manufactures Natural American Spirit cigarettes and other tobacco products, and markets them both nationally and internationally. Copies of RJR’s news releases, annual reports, SEC filings and other financial materials are available on the company’s website, www.RJRHoldings.com.

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Additional Information and Where To Find It

Reynolds American Inc., the holding company formed in connection with the proposed business combination, has filed a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF R.J. REYNOLDS TOBACCO HOLDING INC. (“RJR”) ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the prospectus/proxy statement on Form S-4 and other documents filed by RJR and Reynolds American Inc. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the prospectus/proxy statement on Form S-4, as well as RJR’s and Reynolds American Inc.’s related filings with the SEC, may also be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR’s website, www.RJRHoldings.com.

Forward-Looking Information

Statements included in this news release that are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. RJR can give no assurance that the combination of RJR Tobacco and the U.S. assets, liabilities and operations of Brown & Williamson Tobacco Corporation, and the related transactions, will be consummated, or if consummated, that any expectations relating thereto will be realized. Factors that could affect whether the transaction is completed include the satisfaction of regulatory conditions to the business combination that cannot be waived and the satisfaction or waiver of all other conditions, including obtaining clearances from regulatory authorities and RJR stockholders, as well as the receipt of satisfactory IRS rulings. Due to these uncertainties and risks, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Except as provided by federal securities laws, RJR and Reynolds American are not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Interests of Participants

RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR stockholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR in the proposed business combination is set forth in the prospectus/proxy statement and the other relevant documents filed with the SEC.